CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 March 24, 2017


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


       Re:       First Trust Exchange-Traded Fund IV (the "Trust")
                          File Nos. 333-174332; 811-22559
            ------------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on March 20, 2017, regarding the registration statement originally filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 24, 2016, and refiled on March 9, 2017 (the "Registration Statement"). The Registration Statement relates to the First Trust Strategic Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement for additional information of this Fund.

COMMENT 1 - FEE TABLE

      Include a footnote to the Annual Fund Operating Expenses table regarding 12b-1 fees and confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

      The prospectus has been revised in accordance with this comment and footnote 1 will reflect a date that is at least one year from the date of the prospectus.


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COMMENT 2 - FEE TABLE

      Include a footnote to the Annual Fund Operating Expenses table regarding the Fund's fee waiver and expense reimbursement provisions.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - GENERAL

      Fill in the missing numbers in the Annual Fund Operating Expenses table and expense example.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - GENERAL

      Given the Fund's investment in MLPs, will dividends be considered a return of capital? If so, disclose this in the prospectus.

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

COMMENT 5 - GENERAL

      Explain in your correspondence:

         a) how the Fund's Board determined that the Fund will comply with its exemptive relief regarding the arbitrage mechanism, whereby secondary market shares will appropriately track net asset value;

         b) the impact of the liquidity or illiquidity of the Fund's investments, including the transparency of the underlying obligations and the expected effect of the Fund's investment on general market liquidity for certain securities; and

         c) how a market maker will be able to maintain a narrow bid/ask spread with respect to the Fund's shares in times of market stress and how it will be able to hedge its position in an issuer.


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RESPONSE TO COMMENT 5

      The Fund's Board will rely on the Advisor's internal liquidity policies and procedures as well as the Sub-Advisors' liquidity determinations and the fact that the Fund will remain at or below the 15% limit on illiquid securities at all times. Given that the Fund will remain below this 15% limit and the Fund's ability to utilize ETFs to gain exposure to certain asset classes rather than through direct investment, the Fund does not anticipate having a significant impact on general market liquidity for the assets in which it invests or on market makers' ability to price, hedge, create and redeem shares.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Consider shortening the disclosure regarding the Fund's principal investment strategies, as appropriate.

RESPONSE TO COMMENT 6

      The Fund has determined that the disclosure regarding the Fund's principal investment strategies is appropriate given the nature of the Fund's investments.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the specific types of derivatives that the Fund will utilize.

RESPONSE TO COMMENT 7

      The Principal Investment Strategies section states that "in general, the Fund may invest in exchange-listed futures contracts, exchange-listed options, exchange-listed options on futures contracts, exchange-listed stock index options and forward contracts."

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that "the Fund may add or remove investment categories or Management Teams at the discretion of the Advisor." Confirm that no investment categories will be added without sufficient corresponding risk disclosure.

RESPONSE TO COMMENT 8

      We can confirm that no investment categories will be added without sufficient corresponding risk disclosure.


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COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES - HIGH YIELD CORPORATE BONDS AND
SENIOR LOANS

      The disclosure refers to "first lien senior secured floating rate bank loans." Disclose what these securities are and that they are generally considered to be high yield or "junk" bonds.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES - HIGH YIELD CORPORATE BONDS AND SENIOR LOANS

      The disclosure states that "the Management Team seeks to have a diversified portfolio across individual issuers and industries." Consider whether this is accurate given that Fund is classified as non-diversified.

RESPONSE TO COMMENT 10

      The references to diversification have been removed.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES - MORTGAGE-RELATED INVESTMENTS

      Disclose the specific types of mortgage-related investments in which the Fund will invest.

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PRINCIPAL INVESTMENT STRATEGIES - PREFERRED SECURITIES

      Define hybrid securities.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - PRINCIPAL INVESTMENT STRATEGIES

      Consider revising the disclosure to include the weighting of each investment category.


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RESPONSE TO COMMENT 13

      The investment categories do not have stated minimums or caps as the weighting among categories may fluctuate depending upon the portfolio managers' strategic allocations.

COMMENT 14 - PRINCIPAL INVESTMENT STRATEGIES - INTERNATIONAL SOVEREIGN BONDS

      If appropriate, disclose that international sovereign bonds may include high yield or "junk" bonds.

RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.


COMMENT 15 - PRINCIPAL INVESTMENT STRATEGIES - EQUITY SECURITIES

      The disclosure states that "the MVO process also limits security weights to approximately 4%." Disclose whether this means 4% of the Fund's total portfolio, or 4% of the equity investment category.

RESPONSE TO COMMENT 15

      This weighting applies only to the equity dividend portion of the portfolio. The prospectus has been revised accordingly.

COMMENT 16 - PRINCIPAL INVESTMENT STRATEGIES - EQUITY SECURITIES

      The disclosure states that "the Advisor expects that the Fund may at times invest significantly in other ETFs, including but not limited to, other ETFs that are advised by the Advisor; accordingly, the Fund may operate principally as a 'funds of funds,' but will not necessarily operate as such at all times." Consider moving this disclosure to the beginning of the Principal Investment Strategies section.

RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment.

COMMENT 17 - PRINCIPAL INVESTMENT STRATEGIES - EQUITY SECURITIES

      The disclosure refers to the "invest-up period." Consider whether this is still appropriate for the Fund.

RESPONSE TO COMMENT 17

      This disclosure has been removed from the prospectus.


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COMMENT 18 - PRINCIPAL INVESTMENT STRATEGIES - EQUITY SECURITIES

      If appropriate, disclose that the Fund may invest in equity securities of emerging market issuers.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.

COMMENT 19 - PRINCIPAL INVESTMENT STRATEGIES - EQUITY SECURITIES

      The disclosure states that "the Fund may invest in derivative instruments, including covered calls, for various purposes." Describe the Fund's derivative strategy and disclose the "various purposes" for which it may be used.

RESPONSE TO COMMENT 19

      The reference to covered calls has been removed from the Principal Investment Strategies section as they are not a part of the Fund's principal investment strategies. The prospectus has otherwise been revised in accordance with this comment.

COMMENT 20 - PRINCIPAL RISKS

      Expand "Derivatives Risk" and tailor the disclosure to the specific types of derivatives in which the Fund may invest.

RESPONSE TO COMMENT 20

      The prospectus has been revised in accordance with this comment.

COMMENT 21 - PRINCIPAL RISKS

      Disclose the risks of Canadian trusts, as appropriate.

RESPONSE TO COMMENT 21

      The Fund's recent 19b-4 amendment, upon which this filing was made, removed references to Canadian trusts.

COMMENT 22 - PRINCIPAL RISKS

      If financial companies are considered to be an investment focus by the Fund, disclose this in the Principal Investment Strategies section.


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RESPONSE TO COMMENT 22

      The Fund does intend financial companies to be an investment focus. The prospectus has been revised accordingly.

COMMENT 23 - PRINCIPAL RISKS

      Disclose the risks specific to investing in ETFs.

RESPONSE TO COMMENT 23

      The prospectus has been revised in accordance with this comment.

COMMENT 24 - PRINCIPAL RISKS

      Disclose that the Fund actively trades in the Principal Investment Strategies section.

RESPONSE TO COMMENT 24

      The Principal Investment Strategies section states that the Fund is a "multi-strategy actively managed exchange-traded fund." The fund's portfolio turnover rate for the most recent fiscal year was 88%.

COMMENT 25 - AVERAGE ANNUAL TOTAL RETURN TABLE

      Move the blended benchmark below the two broad-based market indices.

RESPONSE TO COMMENT 25

      The prospectus has been revised in accordance with this comment.

COMMENT 26 - MANAGEMENT

      Confirm that all listed portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.

RESPONSE TO COMMENT 26

      We can confirm that all listed portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund.


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COMMENT 27 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND
STRATEGIES

      The disclosure states that "the Fund is seeking a high level of current income and diversification through the use of multiple asset classes, targeted investment strategies and specialized Management Teams." Explain how this is appropriate given that the Fund has a different stated investment objective and is classified as non-diversified.

RESPONSE TO COMMENT 27

      The disclosure has been revised to reflect the Fund's stated investment objective and the reference to diversification has been removed.

COMMENT 28 - FUND INVESTMENTS

      If the Fund intends to invest in non-agency mortgage-backed securities, disclose this in the prospectus.

RESPONSE TO COMMENT 28

      The Fund may invest in non-agency sponsored mortgage-back securities. The prospectus has been revised accordingly and the risks related to non-agency debt have been included in the prospectus.

COMMENT 29 - FUND INVESTMENTS

      If the Fund intends to invest in mortgage dollar rolls and short sales as a part of its principal investment strategies, disclose this in the Principal Investment Strategies section.

RESPONSE TO COMMENT 29

      The Fund does not intend to invest in mortgage dollar rolls or short sales as a part of its principal investment strategies.

COMMENT 30 - FUND INVESTMENTS

      If the Fund intends to invest in short sales, confirm that any expenses related to such investments is included in the Other Expenses line item in the Fee Table.

RESPONSE TO COMMENT 30

      If the Fund invests in short sales, any expenses related to such investments will be included in the Other Expenses line item in the Fee Table.


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COMMENT 31 - FUND INVESTMENTS

      The disclosure refers to options that may be "in-the-money, at-the-money or out-of-the-money." Disclose, in plain English, what this means.

RESPONSE TO COMMENT 31

      The prospectus has been revised in accordance with this comment.

COMMENT 32 - FUND INVESTMENTS

      The disclosure refers to an option overlay strategy. Disclose this in the Principal Investment Strategies section.

RESPONSE TO COMMENT 32

      The Principal Investment Strategies section of the Fund's prospectus states that "the Management Teams may utilize a related option overlay strategy and/or derivative instruments in implementing their respective investment strategies for the Fund."

COMMENT 33 - FUND INVESTMENTS

      The disclosure refers to "pooled investment vehicles." Disclose the types of pooled investment vehicles in which the Fund may invest.

RESPONSE TO COMMENT 33

      The Fund does not currently intend to invest in pooled investment vehicles other than registered investment companies, which primarily include ETFs. The Fund may also invest in closed-end funds, but not as a part of its principal investment strategies.

COMMENT 34 - FUND INVESTMENTS

      The disclosure refers to "closed-end funds." If these are a part of the Fund's principal investment strategies, disclose this in the prospectus.

RESPONSE TO COMMENT 34

      The Fund does not currently intend to invest in closed-end funds as a part of its principal investment strategies.

COMMENT 35 - FUND INVESTMENTS

      Consider whether the Fund will invest in unsponsored depositary receipts and revise the disclosure accordingly.


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RESPONSE TO COMMENT 35

      The Fund does not currently intend to invest in unsponsored depositary receipts. The disclosure regarding unsponsored depositary receipts has been removed from the prospectus.

COMMENT 36 - FUND INVESTMENTS

      Remove the word "possibly" from the first line of "Derivatives Risk."

RESPONSE TO COMMENT 36

      The prospectus has been revised in accordance with this comment.

COMMENT 37 - STATEMENT OF ADDITIONAL INFORMATION

      On page three, the disclosure states that "the fundamental investment limitations set forth above limit the Fund's ability to engage in certain investment practices and purchase securities or other instruments to the extent permitted by, or consistent with, applicable law. As such, these limitations will change as the statute, rules, regulations or orders (or, if applicable, interpretations) change, and no shareholder vote will be required or sought." Consider whether this disclosure is accurate.

RESPONSE TO COMMENT 37

      The disclosure has been revised to state: "the fundamental investment limitations set forth above limit the Fund's ability to engage in certain investment practices and purchase securities or other instruments to the extent permitted by, or consistent with, applicable law. As such, these limitations may change as the statute, rules, regulations or orders (or, if applicable, interpretations) change."

COMMENT 38 - STATEMENT OF ADDITIONAL INFORMATION

      On page 39, include a column for accounts managed with a performance fee.

RESPONSE TO COMMENT 38

      The statement of additional information has been revised in accordance with this comment.

                                   ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


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                                    Sincerely yours,

                                    CHAPMAN AND CUTLER LLP



                                    By: /s/ Morrison C. Warren
                                        ----------------------------------
                                            Morrison C. Warren


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